Exhibit 99.3

LAKE SHORE GOLD CORP.

Condensed Consolidated Financial Statements

(September 30, 2011 and 2010)

1

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of Canadian dollars, unaudited )

As at	September 30, 2011	December 31, 2010	January 1, 2010
		(note 18)	(note 18)
Assets
Current assets
Cash and cash equivalents	$47,581	$92,232	$132,920
Advances and receivables	5,917	5,618	3,810
Inventories and stockpiled ore note 7	8,650	—	—
	62,148	97,850	136,730
Non-current assets
Available for sale financial assets and warrant
investments note 8	2,124	2,014	492
Investments in associates note 9	18,225	9,367	653
Restricted cash	5,463	5,418	4,766
Mining interests note 10	918,200	817,857	679,986
	$1,006,160	$932,506	$822,627
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$30,551	$23,945	$19,694
Current portion of finance lease obligations	8,264	6,159	3,119
Deferred premium on flow through shares	—	1,976	2,396
	38,815	32,080	25,209
Non-current liabilities
Revolving credit facility note 12	19,529	—	—
Finance lease obligations	7,520	10,454	5,764
Environmental rehabilitation provision	3,887	3,227	3,383
Deferred taxes note 11	2,148	1,606	1,319
	33,084	15,287	10,466
Shareholders’ Equity
Share capital	991,872	935,866	824,253
Reserves	17,762	19,230	26,104
Deficit	(75,373)	(69,957)	(63,405)
	934,261	885,139	786,952
	$1,006,160	$932,506	$822,627

Commitments refer to note 10

Subsequent events refer to note 10

See accompanying notes to condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands of Canadian dollars, unaudited)

	Three months ended September 30,		Nine months ended September
	2011	2010	2011	2010
		(note 18)		(note 18)
Revenue	$18,763	$0	$51,473	$0
Production costs note 13(b)	(9,970)	—	(29,569)	—
Depletion and depreciation	(4,292)	—	(13,326)	—
Earnings from mine operations	4,501	—	8,578	—
Expenses
General and administrative note 13(b)	(4,082)	(2,573)	(12,670)	(7,876)
Exploration	(2,530)	(1,931)	(5,625)	(5,095)
(Write off of) / gain on sale of mining interests notes 9 and 10	(1,831)	269	3,219	4,324
Share of loss of investments in associates note 9	(1,114)	(400)	(324)	(700)
Loss from operations	(5,056)	(4,635)	(6,822)	(9,347)
Finance income note 6	687	2,554	2,793	4,473
Finance expense note 6	(219)	(37)	(839)	(222)
Net finance income	468	2,517	1,954	4,251
Loss before taxes	(4,588)	(2,118)	(4,868)	(5,096)
Deferred tax provision note 11	(581)	(20)	(548)	(164)
Net loss	$(5,169)	$(2,138)	$(5,416)	$(5,260)
Other comprehensive (loss) income:
Exchange differences on translation of foreign operations	(8,393)	(497)	(6,307)	2,562
Unrealized (loss) gain on available-for-sale investments, net of tax	(536)	205	(19)	188
Comprehensive loss	$(14,098)	$(2,430)	$(11,742)	$(2,510)
Loss per share note 13(b)
Basic	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Weighted average number of common shares outstanding (in
Basic	391,525	356,378	385,657	350,830
Diluted	391,525	356,378	385,657	350,830

See accompanying notes to condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars, unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
		(note 18)		(note 18)
Operating Activities
Net loss	$(5,169)	$(2,138)	$(5,416)	$(5,260)
Depletion and depreciation	4,441	49	13,637	147
Share-based payments expense	1,614	561	4,606	1,634
Share of loss of investments in associates	1,114	400	324	700
Write-off of (gain on) sale of mining interests	1,831	(269)	(3,219)	(4,324)
Finance income	(1,971)	(2,428)	(4,061)	(4,169)
Interest received	162	25	703	132
Deferred tax provision	581	20	548	164
Finance costs	1,089	2	1,456	134
Interest paid	59	18	(76)	(69)
Shares issued for services	—	—	—	65
Change in non-cash operating working capital note 14	2,711	483	6,798	18
Net cash provided by (used in) operating activities	6,462	(3,277)	15,300	(10,828)
Investing Activities
Additions to mining interests, net of pre-production sales	(38,668)	(24,420)	(76,278)	(85,128)
Investment in associates note 9	—	(125)	(5,385)	(625)
Restricted cash	(45)	—	(45)	(117)
Proceeds from sale of equipment	51	269	623	269
Net cash used in investing activities	(38,662)	(24,276)	(81,085)	(85,601)
Financing Activities
Common shares issued for cash (net of share issue costs)	(106)	83,329	4,664	90,486
Exercise of stock options and warrants	408	2,024	1,482	3,855
Revolving credit facility	19,504	—	19,504	—
Payment of finance lease obligations	(2,010)	(1,676)	(5,978)	(4,779)
Net cash provided by financing activities	17,796	83,677	19,672	89,562
Impact of foreign exchange on cash balances	1,460	—	1,460	—
(Decrease) increase in cash and cash equivalents during the period	(12,944)	56,124	(44,651)	(6,867)
Cash and cash equivalents at beginning of period / year	60,525	69,929	92,232	132,920
Cash and cash equivalents at end of period	$47,581	$126,053	$47,581	$126,053

Supplemental cash flow information note 14

See accompanying notes to condensed consolidated financial statements

LAKE SHORE GOLD CORP.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of Canadian dollars, except for share information, unaudited)

			Reserves
	Share capital			Share-based	Currency translation	Investment
	Shares	Amount	Warrants	payments	adjustment	revaluation reserve	Deficit	Shareholders’ equity
At January 1, 2011 note 18	379,007,250	$935,866	$2,444	$14,827	$896	$1,063	$(69,957)	$885,139
Private placements, net of share issue costs note 13(a)	944,281	3,427	—	—	—	—	—	3,427
Share based payments note 13(b(ii))	—	—	—	7,136	—	—	—	7,136
Stock-options exercised, including transfer from contributed surplus of $2,278	1,211,667	3,760	—	(2,278)	—	—	—	1,482
Shares issued as part of mining property agreements, net of share issue costs	18,683,472	48,819	—	—	—	—	—	48,819
Net loss	—	—	—	—	—	—	(5,416)	(5,416)
Comprehensive loss	—	—		—	(6,307)	(19)	—	(6,326)
At September 30, 2011	399,846,670	$991,872	$2,444	$19,685	$(5,411)	$1,044	$(75,373)	$934,261

			Reserves
	Share capital			Share-based	Currency translation	Investment revaluation
	Shares	Amount	Warrants	payments	adjustment	reserve	Deficit	Shareholders’ equity
At January 1, 2010 note 18	345,294,726	$824,253	$12,694	$13,059	$351	$0	$(63,405)	$786,952
Public offering, net of share issue costs note 13(a)	24,725,000	$81,663	—	—	—	—	—	81,663
Private placements, net of share issue costs note 13(a)	1,273,036	3,740	—	—	—	—	—	3,740
Treasury shares	25,000	95	—	—	—	—	—	95
Stock options exercised including transfer from contributed surplus of $2,781	1,507,660	4,523	—	(2,781)	—	—	—	1,742
Warrants exercised, including transfer from contributed surplus of $6,528	2,252,069	8,641	(6,528)	—	—	—	—	2,113
Shares issued as part of mining property agreements, net of share issue costs of $31 note 13(a)	1,359,575	3,971	—	—	—	—	—	3,971
Share based payments note 13(b(ii))	—	—	—	2,366	—	—	—	2,366
Warrants granted	—	—	428	—	—	—	—	428
Net loss	—	—	—	—	—	—	$(5,260)	(5,260)
Loss on issuance of treasury shares	—	—	—	—	—	—	(23)	(23)
Comprehensive income	—	—	—	—	2,562	188	—	2,750
At September 30, 2010	376,437,066	$926,886	$6,594	$12,644	$2,913	$188	$(68,688)	$880,538

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

1.   DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Lake Shore Gold Corp. (“Lake Shore Gold” or the “Company”) is a publicly listed company, incorporated in Canada; the Company’s shares are traded on the Toronto Stock Exchange and as of August 1, 2011, on NYSE Amex stock exchange. The head office, principal address and record office are located at 181 University Avenue, Suite 2000, Toronto, Ontario, Canada, M5H 3M7. The Company is engaged in the operation, exploration and development of gold properties in Northern Ontario, and exploration in Quebec and Mexico. The Company is in commercial production effective January 1, 2011 at its Timmins Mine property in Ontario and is carrying out an advanced exploration program at two other properties (Bell Creek Mine and Thunder Creek property) and exploration activities in a number of other properties in the Timmins camp and in addition several properties in Mexico.

2.   BASIS OF PREPARATION

These condensed unaudited consolidated financial statements have been prepared using accounting policies of International Financial Reporting Standards (“IFRS”) and related Interpretations (IFRICs”) issued by the International Accounting Standard Board (“IASB”), and effective for the period ended September 30, 2011. The condensed unaudited consolidated financial statements were approved by the Board of directors of the Company on November 9, 2011.

The condensed unaudited interim consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting (“IAS 34”) and IFRS 1, First-Time Adoption of International Financial Reporting Standards. Subject to certain transition elections disclosed in note 18, the accounting policies disclosed in note 3 have been consistently applied in the opening consolidated statement of financial position at January 1, 2010, and throughout all periods presented. The disclosures concerning the transition from Canadian Generally Accepted Accounting Principles (“Previous Canadian GAAP”) to IFRS are included in note 18.

These condensed unaudited consolidated financial statements have been prepared under the historical cost convention, except for certain financial instruments, as set out in the accounting policies in Note 3.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements are disclosed in note 4.

3.   SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies are set out below:

a)     Basis of presentation and consolidation

The condensed unaudited consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. Subsidiaries are those entities controlled by the Company; control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are included in the condensed unaudited consolidated financial statements from the date that control is transferred to the Company to the date control ceases. All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

An associate is an entity in which the Company or any of its subsidiaries have significant influence, and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies and is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity. Investments in associates are accounted for using the equity method.

The subsidiaries and associates of the Company as at September 30, 2011 and their principal activities are described below:

	Place of	Proportion of
Name	Incorporation	Ownership Interest	Principal Activity
Subsidiaries
LSG Holdings Corp.	British Columbia	100%	Not active*
West Timmins Mining Inc.	British Columbia	100%	Exploration
1399724 Ontario Limited**	Ontario	100%	Not active*
Minera Golondrina, S. de R.L. de C.V.***	Mexico	100%	Exploration
Associates
Northern Superior Resources	British Columbia	24%	Exploration
RT Minerals Corp.	British Columbia	27%	Exploration
Golden Share Mining Corporation	Canada	20%	Exploration

* In process of winding-up.

**Subsidiary of West Timmins Mining Inc. (“West Timmins”).

*** Subsidiary of West Timmins; In accordance with Mexican law which requires corporations to have at least two shareholders, a 0.002% interest in Minera Golondrina S. de R.L. de C.V. (the “Mexican entity”) is currently held by Frank Hallam (a director of the Company) in trust for West Timmins.

The financial statements of subsidiaries are prepared for the same reporting periods as the Company, using consistent accounting policies. Where necessary, adjustments are made to bring the accounting policies of the Company’s subsidiaries and associates in line with those of the Company. All intercompany balances and transactions have been eliminated on consolidation.

b)     Investment in Associates

The Company’s investments in associates are accounted for using the equity method of accounting. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company’s share of earnings and losses of associates are recognized in net earnings during the period.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on the Company’s investment in its associates. The Company determines at each statement of financial position date whether there is any objective evidence that the investment in the

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

associate is impaired. If this is the case the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the net earnings. When a group entity transacts with an associate of the Company, profit and losses are eliminated to the extent of the Company’s interest in the relevant associate.

c)     Foreign currency translation

The functional currency for each entity consolidated with the Company is determined by the currency of the primary economic environment in which it operates (‘the functional currency”). The condensed consolidated financial statements are presented in Canadian dollars, which is the Company’s functional and reporting currency.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Foreign operations are translated from their functional currencies into Canadian dollars on consolidation by applying the exchange rate at period-end for assets and liabilities and the average exchange rate for profit and loss items. Exchange differences, including differences that arise relating to long-term intercompany balances that form part of the net investment in a foreign operation, are recognized in other comprehensive income (as cumulative translation adjustment). Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. On the disposal of a foreign operation the accumulated exchange differences in respect of that operation are reclassified to net earnings.

d)     Financial Instruments

Financial assets and liabilities are recognized when the Company or its subsidiaries become party to the contracts that give rise to them and are classified as loans or borrowings, receivables, payables, financial instruments fair valued through profit and loss and available-for-sale financial assets, as appropriate. The Company considers whether a contract contains an embedded derivative when the entity first becomes a party to it. The embedded derivatives are separated from the host contract if the host contract is not measured at fair value through profit or loss and when the economic characteristics and risks are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Financial assets at fair value through profit and loss (“FVTPL”)

Financial assets at FVTPL includes financial assets held for trading and financial assets designated upon initial recognition as at FVTPL. A financial asset is classified in this category principally for the purpose of selling in the short term or if so designated by management. The Company holds warrants in certain public companies; the warrants are considered derivatives, with changes in fair value at each period end recorded in net earnings. Transaction costs are expensed as incurred.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

Available-for-sale financial assets

Available-for-sale (“AFS”) financial assets are those non-derivative financial assets that are designated as such or are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit and loss. AFS financial assets are measured at fair value upon initial recognition and at each period end, with unrealized gains or losses being recognized as a separate component of equity until the investment is derecognized or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in net earnings. The Company has classified its investments in certain public companies as available-for-sale.

Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivable. Loans and receivable are initially recognized at the transaction value and subsequently carried at amortized costs using the effective interest method if the time value of money is significant. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest income is recognized by applying the effective interest rate, except for short term receivables when the recognition of interest would be immaterial.

Other financial liabilities

Other financial liabilities, including borrowings are recognized initially at fair value, net of transaction costs. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in net earnings when the liabilities are derecognized as well as through the amortization process. Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date, and are derecognized when, and only when, the Company’s obligations are discharged or they expire.

Fair values

The fair value of quoted investments is determined by reference to market prices at the close of business on the statement of financial position date. Where there is no active market, fair value is determined using valuation techniques. These include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow analysis and pricing models.

Financial instruments that are measured subsequent to initial recognition are grouped into a hierarchy based on the degree to which the fair value is observable as follows:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Impairment of financial assets

Financial assets, other than those recorded at FVTPL, are assessed for indicators of impairment at each period end. A financial asset is considered impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investments have been impacted.

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its fair value is transferred from equity to net earnings, and cumulative gains or losses previously recognized in other comprehensive income or loss are reclassified to net earnings in the period. Reversals of impairment in respect of equity instruments classified as available-for-sale are not recognized in net earnings but included in other comprehensive income.

e)     Cash and Cash Equivalents

Cash and cash equivalents includes cash and short-term money market instruments that are readily convertible to cash with original terms of three months or less.

f)     Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories include ore inventories and materials and supplies inventory. Cost is determined using the weighted average method. The cost of ore inventories is based on the average cost of production. For this purpose, the costs of production include: (i) materials, equipment, labour and contractor expenses which are directly attributable to the extraction and processing of ore; (ii) depletion and depreciation of property, plant and equipment used in the extraction and processing of ore; and (iii) related production overheads (based on normal operating capacity).

Net realizable value is the estimated selling price in the ordinary course of business, less all estimated costs of completion and cost necessary to make the sale.

g)    Mining interests

Mining interests represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures related to exploration arising from property acquisitions. Upon disposal or abandonment, the carrying amounts of mining interests are derecognized and any associated gains or losses are recognized in net earnings.

Mining properties

Purchased mining properties are recognized as assets at their cost of acquisitions or at fair value if purchased as part of a business combination. Mineral exploration costs are charged to operations in the year in which they are incurred (“green field exploration”), unless any of the conditions listed as (i) and (ii) are present in any of the mineral properties, in which case the costs of further exploration and development on the property are capitalized:

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

(i)    The Company establishes National Instrument (“NI”) 43-101 compliance resources and/or reserves in a property; and/or

(ii)   The Board of Directors of the Company approves the start of an advanced exploration program on a property, which requires surface or/and underground work (such as an open pit or underground drifts, shafts and other works, other than exploration drilling and analysis).

Mining properties and process facility assets are amortized upon commencement of commercial production either on a unit-of-production basis over measured and indicated resources or the life of mine.

Revenues realized before commencement of commercial production (“pre-production revenues”) are recorded as a reduction of the respective mining asset.

Commercial production

Capitalization of costs incurred ceases when the related mining property has reached operating levels intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales during this period are offset against costs capitalized.

Development costs incurred to maintain current production are included in mine operating costs. These costs include the development and access (tunneling) costs of production drifts to develop the ore body in the current production cycle. During the production phase of a mine, costs incurred that provide access to reserves and resources that will be produced in future periods that would not have otherwise been accessible are capitalized and included in the carrying amount of the related mining property. Capitalized stripping costs are depleted over the estimated recoverable ounces contained in reserves and resources that directly benefit from the stripping activities. Costs for regular waste removal that do not give rise to future economic benefits are included in mine operating costs in the period they are incurred.

Plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and impairment losses. The cost capitalized for plant and equipment include borrowing costs incurred that are attributable to qualifying plant and equipment. The carrying amounts of plant and equipment are depreciated using either the straight-line or unit-of-production method over the estimated useful lives of the related assets.

The significant classes of depreciable plant and equipment and their estimated useful lives are as follows:

Category	Rates

Mill	20 years or unit-of-production
Underground infrastructure	Life of mine
Vehicles and mobile equipments	3-10 years
Office equipment	20%
Computer equipment	30%

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

Leased assets

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Assets held under finance leases are recognized at the lower of the fair value and the present value of minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses. Lease payments are accounted for as discussed in note 3(i).

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets.

h)    Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (i.e. an asset that necessarily takes a substantial period of time to get ready for its intended use or sale) are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period they occur. Currently the Company does not have any general borrowings.

i)     Impairment of assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount of assets is the greater of their fair value less costs to sell and value in use.  Fair value is based on an estimate of the amount that the Company may obtain in a sale transaction on an arm’s-length basis. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The Company’s cash generating units are the lowest level of identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

j)     Leases

Assets held under finance leases are recognized as discussed in note 3(g). The corresponding liability is recognized as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation to achieve a constant rate of interest on the remaining liability. Finance charges are charged as finance expense to profit and loss, unless they are attributable to qualifying assets, in which case they are capitalized.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

k)    Provisions

Provisions are recognized when the Company or its subsidiaries have a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Contingent liabilities are not recognized in the financial statements, if not estimable and probable, and are disclosed in notes to the financial information unless their occurrence is remote.

Contingent assets are not recognized in the financial statements, but are disclosed in the notes if their recovery is deemed probable.

Environmental rehabilitation

Provisions for environmental rehabilitation are made in respect of the estimated future costs of closure and restoration and for environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related environmental disturbance occurs. The provision is discounted using a pre-tax rate, and the unwinding of the discount is included in finance costs. At the time of establishing the provision, a corresponding asset is capitalized and is depreciated over future production from the mining property to which it relates. The provision is reviewed on an annual basis for changes in cost estimates, discount rates and operating lives.

Changes to estimated future costs are recognized in the statement of financial position by adjusting the rehabilitation asset and liability. If, for mature mines, the revised mine assets net of rehabilitation provisions exceeds the carrying value, that portion of the increase is charged directly to expenses. For closed sites, changes to estimated costs are recognized immediately in the profit and loss.

l)     Share based payments

The share based payment cost is based on the estimated fair value of new options granted to employees, consultants, officers and directors. The fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option-pricing model and is expensed over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in net earnings or capitalized in mining properties such that the accumulated expense reflects the revised estimate, with a corresponding adjustment to the equity-settled employee benefit reserve. The share based payment cost is recognized in net earnings or capitalized in mining properties (options granted to individuals involved on specific projects).

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

m)   Defined Contribution Pension Plan

The Company has a defined contribution pension plan which covers all the Company’s employees. Under the plan provisions, the Company contributes a fixed percentage of the employees’ salary to the pension plan. The employees are able to direct the contributions into a variety of investment funds offered by the plan. Pension costs associated with the Company’s required contributions under the plan are recognized as an expense when employees have rendered service entitling them to the contribution and charged to profit and loss or capitalized on resource properties and deferred exploration for employees involved in the specific projects.

n)    Deferred income taxes

Taxes, comprising both income and resource taxes, accounted for as income taxes, are recognized in net earnings, except where they relate to items recognized in other comprehensive income or directly in equity, in which case the related taxes are recognized in other comprehensive income or equity. Deferred income taxes are provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. As an exception, deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither the accounting profit nor taxable profit.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled based on the tax rates (and tax laws) that have been enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current assets and liabilities on a net basis.

o)     Share capital

Common shares issued by the Company are classified as equity. Incremental costs directly attributable to the issue of new common shares are recognized in equity, net of tax, as a deduction from the share proceeds (share issue costs). Excess to market value (premium) received upon issuance of shares is recorded as finance income.

p)     Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold in the normal course of business, net of discounts and sales related taxes. Revenue from gold sales is recognized to the extent that it is probable that economic benefits will flow to the Company and the revenue can be reliably measured and when all significant risks and rewards of ownership are transferred to the customer, which is when title has passed to customer.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

q)              Flow through shares

Under Canadian income tax legislation, a company is permitted to issue flow through shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company allocates the proceeds from the issuance of these shares between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the shares. A deferred flow-though premium liability is recognized for the difference. The liability is reversed when the expenditures are made and is recorded in finance income. The spending also gives rise to a deferred tax timing difference between the carrying value and tax value of the qualifying expenditure.

r)              Finance income and costs

Finance income and costs comprise, interest expense on borrowings, the accumulation of interest on provisions, interest income on funds invested, gains and losses from the change in fair value of warrant investments, gains and losses on the disposal of available-for-sale investments and premiums on issuance of common shares.

Interest income is recognized as it accrues, taking into account the effective yield on the asset.

s)              Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of outstanding common shares for the period. In computing diluted earnings per share, an adjustment is made for the dilutive effect of the exercise of stock options and warrants. The number of additional shares is calculated by assuming that outstanding stock options and warrants are exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting periods. In periods where a net loss is reported, all outstanding options and warrants are excluded from the calculation of diluted loss per share, as they are anti-dilutive.

t)                Comprehensive Income (Loss)

Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and include items that are not included in net profits such as unrealized gains and losses on financial assets classified as available-for-sale, net of income taxes, gain or losses on certain derivative instruments and foreign currency exchange gains or losses related to foreign subsidiaries which functional currency is different than the functional currency of the Company.

The Company’s comprehensive income (loss), components of other comprehensive income (loss), and cumulative translation adjustments are presented in the condensed consolidated statements of comprehensive income (loss) and the condensed consolidated statements of changes in equity.

u)             Segment reporting

An operating segment is a component of an entity (i) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

components of the same entity), (ii) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and (iii) for which discrete financial information is available. The Company’s two reportable operating segments are its mining operations segment and exploration and advanced exploration segment.

4.        CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in note 3, management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amount recognized in the condensed consolidated financial statements.

Commercial production - Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of costs of related mining properties and proceeds from sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors (note 3(g)) in determining when a mining property has reached the operating levels intended by management. The results of operations of the Company during the periods presented in these unaudited condensed interim consolidated financial statements have been impacted by management’s determination that its Timmins Mine reached the operating levels intended by management on January 1, 2011.

Determination of functional currency

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of its Canadian entities (the Company, LSG Holdings and West Timmins) the functional currency is the Canadian dollar and for the Mexican entity it is the Mexican pesos.

Useful life of plant and equipment

As discussed in note 3(g), the Company reviews the estimated lives of its plant and equipment at the end of each reporting period. No material changes in the lives of plant and equipment for the first nine months of 2011 and 2010.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

Determination of ore reserves and resources

Reserves and resources are used in the units of production calculation for depreciation as well as the determination of the timing of mine closure cost and impairment analysis.

There are numerous uncertainties inherent in estimating ore reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and resources and may, ultimately, result in the reserves and resources being restated.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company or/and its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company or/and it subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and its subsidiaries operates could limit the ability of the Company to obtain tax deductions in future periods.

Impairment of assets

The carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level.

The assessment requires the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. Changes in these assumptions will affect the recoverable amount of the property, plant and equipment.

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision at balance date represents management’s best estimate of the present value of the future rehabilitation costs required.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

5.        ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

IFRS 9, Financial Instruments

The Standard is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.  The standard is the first part of a multi-phase project to replace IAS 39, Financial Instruments: Recognition and Measurement. The Company has not early-adopted the standard and is currently assessing the impact it will have on the condensed consolidated financial statements.

IFRS 10, Consolidated Financial Statements

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements” and Standing Interpretation Committee (“SIC”)-12 “Consolidation — Special Purpose Entities, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 11, Joint Arrangements

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities-Non — Monetary Contributions by Venturers and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 13, Fair Value Measurements

IFRS 13 defines fair value, sets out in a single IFRS framework for measuring value and requires disclosures about fair value measurements. The IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted. The Company is currently evaluating the impact of the standards on its consolidated financial statements.

Amendments to IAS 1, Presentation of Financial Statements

The amendments introduce changes to presentation of items of other comprehensive income. The amendments require that an entity present separately the items of other comprehensive income that would be reclassified to profit and loss in the future if certain conditions are met from those that would never be reclassified to profit and loss. The amendments are to be applied effective July 1, 2012 and may be early

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

adopted. The amendments are to be applied retroactively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The Company is currently evaluating the impact of the standards on its consolidated financial statements.

IAS 19, Employee Benefits (amended standard)

The amended standard introduces various changes on accounting and disclosure requirements for defined benefit plans. The amended standard also finalizes proposals on accounting for termination benefits; under the amended standard the termination benefits are recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, that includes the payment of a termination benefit, and when the entity can no longer withdraw the offer of the termination benefit. The amended standard is to be applied for periods beginning on or after January 1, 2013. Early adoption is permitted. The amendments to the standard do not impact the Company’s consolidated financial statements.

IAS 27 - Separate financial statements

IAS 27, “Separate financial statements” (IAS 27) was re-issued by the IASB in May 2011 to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. The consolidation guidance will now be included in IFRS 10. The amendments to IAS 27 are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

IAS 28, Investments in Associates and Joint Ventures (amended standard)

The standard was updated to incorporate the accounting for joint ventures because the equity method is now applicable to both joint ventures and associates. The disclosure requirements from IAS 28 (as revised in 2003) have been included in IFRS 12.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 is a new interpretation on the accounting for waste removal activities. The interpretation considers when and how to account separately for the benefits arising from a stripping activity, as well as how to measure such benefit.

The interpretation generally requires that costs from a stripping activity which improve access to ore should be recognized as a non-current asset when certain criteria are met and should be accounted as an addition to the related asset. Accordingly, the Company will need to identify the ore body or component of the ore body to which capitalized costs relate as this will determine how the asset is depreciated.

IFRIC 20 only deals with waste removal costs that are incurred in surface mining activity during the production phase of the mine.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

6.              FINANCE INCOME AND FINANCE EXPENSE

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
		(note 18)		(note 18)
Interest income on bank deposits	$150	$153	$707	$436
Premium on issuance of flow through common shares	1,475	1,016	3,357	2,561
Unrealized (loss) gain on warrants note 8	(938)	1,385	(1,271)	1,476
Finance income	687	2,554	2,793	4,473
Borrowing costs	(437)	(17)	(1,000)	(77)
Borrowing costs capitalised in mining interests note 10	859	—	859	—
Unrealized foreign exchange loss, net	(623)	—	(623)	—
Interest on flow through shares funds renounced, not yet incurred	—	—	(21)	(80)
Unwinding of the discount on environmental rehabilitation provision	(18)	(20)	(54)	(65)
Total finance expense	(219)	(37)	(839)	(222)
Net finance income	$468	$2,517	$1,954	$4,251

During the three and nine months ended September 30, 2011, $1,475 and $3,357, respectively, was transferred from deferred premium on flow through shares to finance income (same periods in 2010, $1,016 and $2,561), representing premium for flow-through funds spent during the periods.

Unrealized foreign exchange loss, net, includes a $1,460 loss from the translation of the US$20,000 UniCredit loan (refer to note 12).

7.              INVENTORIES AND STOCKPILED ORE

As at	September 30, 2011	December 31, 2010	January 1, 2010
Stockpile ore	$1,045	$0	$0
Gold in circuit	3,382	—	—
Bullion	888	—	—
Materials and supplies inventory	3,335	—	—
	$8,650	$0	$0

The Company’s Timmins Mine (note 10) is in commercial production effective January 1, 2011; at January 1, 2011, the Company transferred $6,282 and $2,513, respectively, of ore inventories and materials and supplies inventory from mining assets to inventories and stockpiled ore. The cost of inventories and stockpiled ore recognized as an expense during the three and nine months ended September 30, 2011, respectively, is $9,970 and $29,569. There were no write downs or reversals of write downs of inventory to net realizable value during the three and nine months ended September 30, 2011. At September 30, 2011, no specific inventory is pledged as security for liabilities; the revolving credit facility (note 12) has security over the Company’s material mining interests and inventory.

8.              AVAILABLE-FOR-SALE FINANCIAL ASSETS AND WARRANT INVESTMENTS

The Company holds available-for-sale investments in four public companies. The fair value of available-for-sale investments at September 30, 2011 is $1,460 (December 31, 2010 $1,479). During the three and nine months ended September 30, 2011, the Company recorded, respectively, $610 and $19 of before tax unrealized loss in other comprehensive income; (same periods in 2010, before tax unrealized losses of $218 and $235, respectively), representing the change in the market value of its available-for-sale investments during the periods.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

As at September 30, 2011, The Company holds the following warrant investments:

					Fair value at	Fair value at
		Number of	Exercise		September	December
Company issuing	Date acquired	warrants	price	Expiry date	30, 2011	31, 2010
RT Minerals
Resources Inc.	December 31, 2009	6,000,000	$0.25	January 4, 2012	$1	$215
	January 6, 2010	1,500,000	$0.20	January 7, 2012	1	91
	December 31, 2010	750,000	$0.20	December 31, 2012	5	56
		8,250,000			$7	$362
Adventure Gold Inc.	May 6, 2010	500,000	$0.27	May 7, 2012	$96	$173
		500,000			$96	$173
Golden Share Mining
Corporation note 9	June 30, 2011	10,845,000	$0.20	June 30, 2014	$562	$0
		10,845,000			$562	$0
					$664	$535

During the three and nine months ended September 30, 2011, respectively, the Company recorded in net loss $938 and $1,271 of unrealized loss on its warrants investments (same periods in 2010, unrealized gain of $1,385 and $1,476, respectively).

9.              INVESTMENTS IN ASSOCIATES

The Company’s investments in associates at September 30, 2011 and December 31, 2010 is as follows:

	September 30, 2011			December 31, 2010
		Company’s	Quoted		Company’s
		interest on the	market	Number of	interest on the	Quoted market
Equity investee	Number of shares	investee	price/share	shares	investee	price/share
RT Minerals Resources Inc.	19,000,000	27.21%	$0.12	19,000,000	27.21%	$0.24
Northern Superior Resources Inc.	44,930,769	24.43%	$0.20	38,200,000	24.39%	$0.84
Golden Share Mining Corporation	21,690,000	19.93%	$0.10	—	—	—

On June 29, 2011, the Company received 21,690,000 common shares and 10,845,000 common share purchase warrants of Golden Share Mining Corporation (“Golden Share”), as consideration for the sale of its 100% interest in one of its non-core property, located in Shebandowan belt of Northwestern Ontario; the common share purchase warrants, entitle the Company to acquire one common share of Golden Share at a price of $0.20 during a 36 months period following their issuance. Following the acquisition, the Company holds 19.93% ownership interest in Golden Share. The shares were valued at $3,661 (weighted average market value of the shares received by the Company’s at date of acquisition); the warrants were valued at $1,401; the value of warrants at acquisition date was determined using the Black-Scholes option pricing

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

model (Level 2 inputs) using the following assumptions: no dividends are to be paid; volatility of 132%; risk free interest rate of 1.57 % and expected life of 3.0 years. The Company recorded a gain of $5,062 on the transaction.

On January 13, 2011 the Company acquired 6,730,769 common shares of Northern Superior Resources Inc. (“Northern Superior”) through a private transaction for $5,385.

On May 27, 2010, the Company signed an agreement with Northern Superior, for the sale of the Company’s 50% ownership interest in the Ti-pa-haa-kaa-ning property to Northern Superior. The Company received consideration of 25,000,000 common shares of Northern Superior and 12,500,000 commons share purchase warrants (exercised each for one common share of Northern Superior at $0.30 in the third quarter of 2010). The Company also received an assignable 2% Net Smelter Royalty (“NSR”) on all minerals produced from Ti-pa-haa-kaa-ning, with Northern Superior having the right to purchase back one quarter of the NSR (0.5%) for $1,000. The shares and warrants of Northern Superior received by the Company were valued at $3,253 and $802 respectively. The Company recorded a gain of $4,055 on the transaction.

During the second quarter of 2011, RT Minerals Resources Inc. (“RT Minerals”) earned its initial 25% interest on the Meunier property in accordance with the agreement between RT Minerals and Adventure Gold Inc. The Company exercised its right to acquire 50% of RT Minerals’ 25% interest in the Meunier property by paying $500, of which $364 recorded as mining interest and $136 increased the Company’s share on the equity loss of RT Minerals.

Movements on investments in associates for the three and nine months ended September 30, 2011 are as follows:

	Three months ended September 30, 2011				Nine months ended September 30, 2011
	RT	Northern	Golden		RT	Northern	Golden
	Minerals	Superior	Share	Total	Minerals	Superior	Share	Total
Balance, beginning of period	$897	$14,645	$3,661	$19,203	$1,205	$8,162	$0	$9,367
Additions	—	—	—	—	—	5,385	3,661	9,046
Dilution (loss) gain	—	(113)	—	(113)	—	1,363	—	1,363
Company’s share of net loss	(187)	(527)	(151)	(865)	(495)	(905)	(151)	(1,551)
Balance, end of period	$710	$14,005	$3,510	$18,225	$710	$14,005	$3,510	$18,225

For the three and nine months ended September 30, 2010:

	Three months ended September 30, 2010 (note 18)			Nine months ended September 30, 2010 (note 18)
		Northern			Northern
	RT Minerals	Superior	Total	RT Minerals	Superior	Total
Balance, beginning of period	$650	$3,169	$3,819	$653	$0	$653
Additions	—	125	125	213	3,378	3,591
Dilution (loss) gain	(7)	47	40	215	47	262
Company’s share of net loss	(70)	(370)	(440)	(508)	(454)	(962)
Balance, end of period	$573	$2,971	$3,544	$573	$2,971	$3,544

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

10.       MINING INTERESTS

		Non		Plant and
Nine months ended September 30, 2011	Depletable	depletable	Total	equipment	Total
Cost
At January 1, 2011 note 18	$247,726	$517,219	$764,945	$64,843	$829,788
Acquisitions	1,685	48,255	49,940	—	49,940
Additions	32,595	84,716	117,311	7,617	124,928
Construction in progress	—	—	—	13,726	13,726
Transfer to plant and equipment	(38,678)	—	(38,678)	38,678	—
Pre-production revenue	(16,556)	(34,479)	(51,035)	—	(51,035)
Transfer to inventories	(8,683)	—	(8,683)	—	(8,683)
Change in discount rate (environmental rehabilitation assets)	280	64	344	—	344
Write off / Disposals	—	(1,799)	(1,799)	(666)	(2,465)
Foreign exchange	—	(6,307)	(6,307)	—	(6,307)
Cost at September 30, 2011	$218,369	$607,669	$826,038	$124,198	$950,236
Accumulated depreciation and depletion
At January 1, 2011 note 18	$0	$0	$0	$11,931	11,931
Depreciation	—	—	—	11,844	11,844
Depletion	8,261	—	8,261	—	8,261
Accumulated depreciation and depletion at September 30, 2011	$8,261	$0	$8,261	$23,775	32,036
Net book value at September 30, 2011	$210,108	$607,669	$817,777	$100,423	$918,200

		Plant and
Year 2010	Non depletable	equipment	Total
Cost
At January 1, 2010 note 18	$648,435	$36,167	$684,602
Acquisitions	4,723	—	4,723
Additions	148,627	28,676	177,303
Pre-production revenue	(37,222)	—	(37,222)
Change in discount rate (environmental rehabilitation assets)	126	—	126
Change in environmental rehabilition estimate	(263)	—	(263)
Foreign exchange	519	—	519
Cost at December 31, 2010	$764,945	$64,843	$829,788
Accumulated depreciation and depletion
At January 1, 2010 note 18	—	$4,615	$4,615
Depreciation	—	7,316	7,316
Accumulated depreciation and depletion at December 31, 2010	$0	$11,931	$11,931
Net book value at December 31, 2010	$764,945	$52,912	$817,857

A summary by property of the net book value at September 30, 2011 is as follows:

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

					Mining interests
		Non-	Total Mining	Plant and	September 30,
	Depletable	depletable	properties	equipment	2011
Timmins Mine	$177,068	$0	$177,068	$45,961	$223,029
Bell Creek Mill	33,041	—	33,041	37,331	$70,371
Thunder Creek	—	287,893	287,893	338	$288,231
Thorne property	—	78,975	78,975	—	$78,975
Bell Creek Mine	—	80,793	80,793	16,317	$97,110
Fenn-Gib Project		33,774	33,774	—	$33,774
Mexico properties	—	77,994	77,994	6	$78,000
Other projects	—	48,240	48,240	87	$48,327
Corporate	—	—	—	383	$383
	$210,108	$607,669	$817,777	$100,423	$918,200

At December 31 and January 1, 2010:

			December 31, 2010	January 1, 2010 (note
	Non-depletable	Plant and equipment	(note 18)	18)
Timmins Mine	$191,441	$29,917	$221,358	$171,948
Bell Creek Mill	56,285	4,729	61,014	34,355
Thunder Creek	255,999	224	256,223	245,519
Thorne property	75,546	—	75,546	72,072
Bell Creek Mine	52,318	17,302	69,620	30,059
Mexico properties	86,070	8	86,078	84,630
Other projects	47,286	145	47,431	40,452
Corporate	—	587	587	951
	$764,945	$52,912	$817,857	$679,986

The Company is in commercial production at its Timmins Mine project effective January 1, 2011; as at January 1, 2011, Timmins Mine non-depletable assets were transferred, respectively, $173,676 and $17,765 to depletable assets and plant and equipment; in addition, Bell Creek Mill non-depletable assets were transferred, respectively, $35,372 and $20,913 to depletable assets and plant and equipment.

The amortization of plant and equipment used in the exploration and development activities of non-depletable (not in commercial production) mining properties is capitalized in the specific property ($ 2,341 and $7,101, respectively for the three and nine months ended September 30, 2011; $1,999 and $4,977 for same periods in 2010).

Borrowing costs related to the Unicredit Facility (note 12) totaling $405 and $859 for the three month and nine months ended September 30, 2011, respectively, are capitalized in mining interests.

Timmins Mine Project

The Company realized $18,763 and $51,473 of revenue, respectively, in the three and nine months ended September 30, 2011 from the gold sales from Timmins Mine; the Company also recorded $16,556 of pre-production revenue in the first quarter of 2011 (gold in bullion at December 31, 2010). For the year ended December 31, 2010, the Company recorded pre-production revenue of $37,222. Pre-production revenue is recorded as a reduction of the Timmins Mine property balances, respectively, for the first quarter of 2011 and year ended December 31, 2010.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

As part of the Impact and Benefits Agreement, signed on February 17, 2011 with the Flying Post First Nation and Mattagami First Nation (“the First Nation communities”), Lake Shore Gold issued 395,000 common shares of the Company to the two First Nation communities, valued at $1,667.

Bell Creek Mine

The Company is carrying out advanced exploration on the Bell Creek Mine and realized $25,243 of pre-production revenue from gold sales in the nine months ended September 30, 2011, recorded as a reduction of Bell Creek Mine values during the period (year ended December 31, 2010, $Nil of pre-production revenue).

On February 21, 2011 the Company issued 2,985,074 shares to Enermark Resources Inc. (“Enermark”), valued at $12,031 (net of share issue costs) to purchase back the Enermark 5% base Net Smelter Royalty (“NSR”). Goldcorp Canada Ltd. is responsible to pay the Company half of the amount paid to Enermark.

Thunder Creek

Portions of the Thunder Creek property are subject to either a 2% or a 3% NSR with an annual pre-production royalty payment of $5 adjusted annually for Canadian Price Index. On January 10, 2011, the Company issued 426,136 shares (valued at $1,663) to acquire back 1% of the NSR on the property. The Company realized $9,236 of pre-production revenue from gold sales in the nine months ended September 30, 2011, recorded as a reduction of Thunder Creek values during the period (year ended December 31, 2010, $Nil of pre-production revenue).

Fenn-Gib Project

On August 18, 2011, the Company issued 14,877,263 shares valued at $33,565 to acquire 100% ownership of the Fenn-Gib and Guibord Main properties (collectively known as the “Fenn-Gib Project”) in accordance with the agreement between the Company and Barrick Gold Corporation (“Barrick”) signed on May 5, 2011. The Fenn-Gib Project is located approximately 60 kilometres east of Timmins near a major dilatent zone. Of the shares issued, Barrick received 14,854,581 commons shares, with the remaining share received by other parties. Following completion of the transaction, Barrick owned approximately 3.6% of the Company’s total common shares outstanding. Barrick will retain a right to re-acquire a 51% interest in the Fenn-Gib Project (excluding the Guibord Main property), and become the Project’s operator, in the event that a NI 43-101 resource of at least 5 million ounces is established. In the event this occurs, Barrick will pay the Company cash consideration representing two times the total investment by the Company (excluding acquisition costs) in the Fenn-Gib Project at the time the right is exercised.

Subsequent to quarter end, the Company issued 300,000 shares and 150,000 common share purchase warrants, in consideration for a 100% interest in a property adjacent to the Guibord property. The property is subject to a 2% NSR. The warrants expire on October 6, 2013 and are exercisable for common shares of the Company at $3.00 per share.

Mexico properties

On September 15, 2011, the Company entered into a letter agreement with Revolution Resources Corp. (“Revolution”) through which Revolution may acquire 60% interest (the “Option”) in the Company’s Mexico properties (including Montana de Oro, Lluvia de Oro and La Bufa properties), in exchange for the Company

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

receiving a 9.9% equity interest in Revolution, Revolution incurring $35,000 in expenditures on the Mexican properties by August 31, 2016 and issuing additional common shares to the Company equal to $1,000 within 30 days of incurring the first $15,000 of expenditures. Revolution can acquire a 100% interest in either or both of Universo and Montana de Oro (the “Additional Option”) properties by completing a NI 43-101 report on the properties on or before August 31, 2017 and satisfying certain conditions as discussed below:

•                  Universo — produce a NI 43-101 technical report showing aggregate mineral resources of at least 2 million gold equivalent ounces and paying Lake Shore Gold $20 per ounce of mineral resources defined in such report, in cash or common shares of Revolution.

•                  Montana de Oro — produce a NI 43-101 technical report showing aggregate mineral resources of at least 1 million gold equivalent ounces and paying Lake Shore Gold $20 per ounce of mineral resources defined in such report, in cash or common shares of Revolution.

Revolution may exercise the Additional Option with respect to either Universo or Montana de Oro prior to the exercise of the Option, provided that Revolution pays to the Company the remaining investment expenditures under the terms of the Option not yet incurred by Revolution as of the completion date of the applicable technical report.

As a result of this pending transaction, management evaluated the carrying value of the Mexico properties for impairment; the net book value of the Company’s Mexican properties as at September 30, 2011 was written down to the estimated fair value less cost to sell of $78,000 ($1,799 recorded in net loss).

To maintain properties in Mexico in good standing, the Company is required to incur exploration expenditures as follows:

						2016 and
	2011	2012	2013	2014	2015	thereafter	Total
Exploration spending requirements	$2,545	$6,103	$9,556	$9,650	$9,744	$21,921	$59,519

Other projects

Subsequent to the Company’s earning an initial 12.5% on the Meunier property (note 9) the Company and RT Minerals share 50/50 of further expenditures in the property.

11.       DEFERRED TAXES

The Company is in a net deferred income tax asset position as at September 30, 2011 and 2010, and has not recognized the benefit of these tax assets as the Company does not have a history of taxable earnings.

During the three and nine months ended September 30, 2011, the Company recorded $581 and $548, respectively, of deferred Ontario mining tax (same periods in 2010, $69 and $213, respectively).

During the first quarter of 2011, the Company renounced $15,678 of flow through expenditures (funds raised in 2010), spent as at September 30, 2011 on eligible Canadian Exploration Expenditures (“CEE”).

During the first quarter of 2011, the Company raised an additional $5,156 by issuing flow through common shares (note 13), spent as at September 30, 2011 on eligible CEE.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

12.       REVOLVING CREDIT FACILITY

On February 28, 2011, the Company finalized the US$50 million three-year, corporate revolving credit facility with UniCredit secured over the material assets of the Company. The interest rate on the Facility is based on a 30 day LIBOR plus an applicable rate of between 3.5% to 4.5% based on specific EBITDA/Debt ratios.  The Facility was subject to  a 2.5% one time structuring fee and also includes a 1.5% per annum commitment fee on undrawn amounts.

During the quarter ended September 30, 2011, the Company drew US$20 million from the Facility ($20,962 at September 30, 2011). The structuring fee (US$1,250 or $1,313) and transaction costs of $466 are deferred ($1,433 netted against drawn amount of the facility at September 30, 2011) and are amortized over the term of the agreement ($346 amortized for the nine months ended September 30, 2011).

The interest rate on the Facility for the three months ended September 30, 2011 is 4.82%. The Company recorded $624 of net unrealized foreign exchange loss related to the Facility.

Borrowing costs related to the Facility (which include interest expense on the amount drawn, standby fee for the periods and amortization of deferred transaction costs)  totaling $859 and $859 for the three month and nine months ended September 30, 2011, respectively, is capitalized in Mining interests ( note 10).

13.       SHAREHOLDERS’ EQUITY

a)              Share capital

Share capital movements for the nine months ended September 30, 2011 and 2010 are as follows:

Private placements

On March 21, 2011, the Company completed a broker financing deal led by Wellington Capital Market Inc. (the “underwriter”). The Company raised gross proceeds of $5,156 from the issuance of 944,281 flow-through common shares, recorded as share capital ($3,773 before share issue costs of $346) and $1,382 deferred premium on flow through shares. The underwriter received a cash commission equal to 5% of gross proceeds.

On February 16, 2010, the Company issued 1,273,036 shares, representing the second tranche of the non-brokered structured flow-through financing announced on November 19, 2009, for gross proceeds of $7,614; total gross proceeds from the financing, including $8,000 (first tranche) received on December 29, 2009 were $15,614. The flow-through shares were recorded $9,791 as share capital and $5,823 as deferred premium on flow through shares.

Public offering

On September 10, 2010, the Company completed a bought-deal financing (the “Financing”) pursuant to an underwriting agreement between the Company and a syndicate of Banks (collectively, the “Underwriters”). The Company raised gross proceeds of $88,218 through the issuance of 22,325,000 common shares of the Company at a price of $3.50 per common share and 2,400,000 flow-through shares at $4.20 per flow through share. The Underwriters received a cash commission equal to 5% of gross proceeds; in addition the Company incurred $470 of financing costs. The flow-through shares were recorded $8,406 as share capital and $1,674 as deferred premium on flow through shares.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

Shares issued as part of mining property agreements

In addition to the shares issued as consideration for the acquisition of the Fenn-Gib project (14,877,262 shares valued at $33,565, or $33,465 net of share issue costs, note 10), during the nine months ended September 30, 2011, the Company issued 3,806,210 common shares under other various mining property agreements (note 10) valued at $15,361 ($15,354 net of share issue costs).

On May 25, 2010, the Company issued 146,000 shares (valued at $450) to MacMillan Minerals Inc. (“MacMillan”), pursuant to an agreement between the Company and MacMillan whereby the Company accelerated the vesting of the 70% optioned interest in the La Violetta property (six concessions internal and adjacent to the Company’s Montaña de Oro Property in Sonora and Sinaloa States, Mexico). West Timmins Mining inc. (“West Timmins Mining”), the 100% owned subsidiary of the Company since November 6, 2009, was earning the interest in the La Violetta property pursuant to a 2007 Letter Agreement with MacMillan.

On March 17, 2010, the Company issued 1,058,851 shares (valued at $3,046) and 513,000 common share purchase warrants (valued at $428), pursuant to an agreement between the Company and Explorers Alliance Corporation and certain other third parties, whereby the Company acquired the remaining non- owned 49% interest in the Allerston properties in Timmins and a 100% interest in certain other properties. The warrants expired unexercised on September 17, 2011. The Company received the original 51% on the Allerston properties with the acquisition of West Timmins Mining.

During the first nine months of 2010, the Company issued 129,724 shares (valued at $434) and 25,000 treasury shares (valued at $72) for the acquisition of some small properties in Ontario.

Reserves

i)               Share Options

As at September 30, 2011, the Company had 17,947,852 options outstanding of which 5,922,852 are exercisable. Movements in share options during the periods ended September 30, 2011 and 2010 were as follows:

	September 30, 2011		September 30, 2010
		Weighted-		Weighted-
		average exercise	Number of	average
	Number of options	price	options	exercise price
Outstanding, beginning of year	19,939,519	$2.86	12,993,720	$1.90
Granted	1,011,000	$3.25	1,077,000	$3.24
Exercised	(1,211,667)	$1.23	(1,507,660)	$1.16
Forfeited	(1,791,000)	$3.62	(649,336)	$1.45
Outstanding, end of period	17,947,852	$2.92	11,913,724	$2.14
Exercisable, end of period	5,922,852	$1.88	5,881,555	$1.50

The Company granted 1,011,000 stock options to its employees during the first nine months of 2011 which vest over a period of 3 years, are exercisable at weighted average of $3.25 per option, expire in 2016, and

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

have a total fair value of $1,423. The fair value of stock options granted during the first nine months of 2011 is estimated at the time of the grant using the Black-Scholes options pricing model with assumptions as follows: expected volatility of 45% to 66%, a risk-free interest rate of 1.20% to 2.34%, dividend rate of $Nil and expected life ranging between 1.6 - 3.5 years for different vesting tranches of options granted.

ii)                                   Share-based payment expense

The cost of share based payments is allocated to production costs (options granted to employees involved in the commercial operations at Timmins Mine and Bell Creek Mill), general and administrative costs (options granted to directors and corporate employees), exploration expenses (options granted to individuals involved in exploration work on the green field exploration stage properties), and capitalized as part of mining properties (options granted to individuals involved on the specific projects capitalized). The Company capitalized $928 and $2,622, respectively, of share-based payments for the three and nine months ended September 30, 2011 ($338 and $732, respectively — same periods in 2010).

The allocation of share-based payments on the condensed consolidated income statement for the three and nine month periods ended September 30, 2011 and 2010 is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
		(note 18)		(note 18)
Production costs	$267	$0	$1,115	$0
General and administrative	1,252	546	3,257	1,573
Exploration	95	15	234	61
Total share-based payements	$1,614	$561	$4,606	$1,634

iii)                               Basic and diluted loss per share

The impact of the outstanding options and warrants for the three and nine months ended September 30, 2011 and 2010 has not been included in the calculation of loss per share as the impact would be anti-dilutive. The basic and diluted loss per share for the three and nine months ended September 30, 2011 and 2010 is calculated as follows:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Net loss for the period	$(5,169)	$(2,138)	$(5,416)	$(5,260)
Weighted average basic and diluted number of common shares outstanding (in ‘000s)	391,525	356,378	385,657	350,830
Basic loss and diluted per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Weighted average diluted number of common shares outstanding (in ‘000s)	391,525	356,378	385,657	350,830
Diluted loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

14.       SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Change in operating working capital
Decrease (increase) in advances and receivables	3,563	(442)	(2,051)	(1,192)
Increase in inventory	(788)	—	(958)	—
(Decrease) Increase in accounts payable and accrued	(63)	925	9,807	1,210
	$2,712	$483	$6,798	$18
Cash and cash equivalents at September 30 consist of:
Cash	$34,536	27,053	$34,536	27,053
Short term investments	13,045	99,000	13,045	99,000
	$47,581	$126,053	$47,581	$126,053

	Three months ended September 30,		Nine months ended September 30,
Non-cash investing and financing activities	2011	2010	2011	2010
		(note 18)		(note 18)
Mining interests
Shares issued as part of mining property agreements (including treasury shares)	$31,507	$350	$48,965	$4,431
Finalization of the purchase price allocation for West Timmins Mining Inc.	—	(8,990)	—	(8,990)
Increase (reduction) in working capital related to mining interests	3,642	6,972	(3,023)	2,757
Transfers to inventories and stockpiled ore upon commercial production	—	—	(8,784)	—
Stock options capitalized	928	338	2,622	732
Translation of foreign operations	(8,364)	1,175	(6,307)	2,562
Additions on capital lease assets	1,184	2,925	4,629	9,138
Changes in mine closure assets	134	93	307	154
Non cash interest capitalized	492	92	812	433
	$29,523	$2,955	$39,221	$11,217
Share Capital
Transfer of amounts from contributed surplus	1,279	5,487	2,278	9,309
Shares issued for mining properties (including treasury shares), and consulting services	—	351	48,965	4,091
Premium on flow through shares issuances	—	(1,674)	(1,382)	(5,099)
	$1,279	$4,164	$49,861	$8,301

15.       SEGMENTED INFORMATION

The Company has two operating segments: mining operations and exploration and advanced exploration. Corporate, which is not an operating segment includes all the corporate growth and development activities and the corporate team that provides administrative, technical, financial and other support to all of the Company’s business units. Other corporate expenses include general and administrative costs and the Company’s share on earnings (loss) of its equity investments; corporate finance income, net, includes bank and debt interest and other charges, income inclusion of premium on flow through shares and interest earned on cash and cash equivalents. The information reported below is based on the information provided to our Chief Executive Officer, the chief operating decision maker.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

For the three months ended September 30, 2011

		Exploration and
	Mining operations*	advanced exploration**	Corporate	Total
Revenues	$18,763	$0	$0	$18,763
Earnings from mine operations	4,501	—	—	$4,501
Expenses	—	(4,361)	(5,196)	(9,557)
Finance income, net	—	—	468	468
Loss before tax	$4,501	$(4,361)	$(4,728)	$(4,588)
Total assets	$306,815	$625,062	$74,283	$1,006,160
Expenditures on mining interests*	$12,327	$42,575	$0	$54,902
Pre-production revenue	$0	$(9,379)	$0	$(9,379)

For the three months ended September 30, 2010 (note 18)

		Exploration and advanced
	Mining operations*	exploration**	Corporate	Total
Revenues	$0	$0	$0	$0
Earnings from mine operations	—	—	—	—
Expenses	—	(1,662)	(2,973)	(4,635)
Finance income, net	—	—	2,517	2,517
Earnings (loss) before tax	$0	$(1,662)	$(456)	$(2,118)
Total assets	$0	$793,109	$135,768	$928,877
Expenditures on mining interests***	$0	$44,780	$0	$44,780
Pre-production revenue	$0	$(7,026)	$0	$(7,026)

For the nine months ended September 30, 2011

		Exploration and
	Mining operations*	advanced exploration**	Corporate	Total
Revenues	$51,473	$0	$0	$51,473
Earnings from mine operations	8,578	—	—	$8,578
Expenses	—	(2,406)	(12,994)	(15,400)
Finance income, net	—	—	1,954	1,954
Earnings (loss) before tax	$8,578	$(2,406)	$(11,040)	$(4,868)
Total assets	$306,816	$625,061	$74,283	$1,006,160
Expenditures on mining interests***	$35,663	$99,081	$0	$134,744
Pre-production revenue	$(16,556)	$(34,479)	$0	$(51,035)

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

For the nine months ended September 30, 2010 (note 18)

		Exploration and advanced
	Mining operations*	exploration**	Corporate	Total
Revenues	$0	$0	$0	$0
Earnings from mine operations	—	—	—	—
Expenses	—	(771)	(8,576)	(9,347)
Finance income, net	—	—	4,251	4,251
Loss before tax	—	$(771)	$(4,325)	$(5,096)
Total assets	$0	$793,109	$135,768	$928,877
Expenditures on mining interests***	$0	$116,579	$0	$116,579
Pre-production revenue	$0	$(16,246)	$0	$(16,246)

*Mining operations include activities on the Company’s Timmins Mine from January 1, 2011, effective date of commercial production (including assets of both Timmins Mine and Bell Creek Mill).

** Exploration and advanced exploration include green field exploration (which is expensed on the consolidated comprehensive income statement) as well as properties capitalized as per the Company’s policy (other than Timmins Mine and Bell Creek Mill).

*** Expenditures on mining interests are presented on a cash basis.

The Company’s geographic segment information as at September 30, 2011 and December 31, 2010 is as follows:

As at	September 30, 2011	December 31, 2010 (note 18)
Mining interests
Canada	$840,200	$731,779
Mexico	78,000	86,078
	$918,200	$817,857

16.       FINANCIAL INSTRUMENTS

CARRYING VALUES OF FINANCIAL INSTRUMENTS

The carrying values of the financial assets and liabilities at September 30, 2011, December 31, 2010, and January 1, 2010 are as follows:

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

	September 30, 2011	December 31, 2010	January 1, 2010
Financial Assets
At fair value through profit and loss
Cash equivalents	$13,045	$88,700	$60,000
Restricted cash	5,463	5,418	4,766
Warrant investments note 8	664	535	247
	$19,172	$94,653	$65,013
Loans and receivable, measured at amortized cost
Advances and receivables	$4,880	$4,400	$3,221
Available-for-sale, measured at fair value
Investments in public companies	$1,460	$1,479	$245
Financial Liabilities
Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$30,551	$23,945	$19,694
Revolving credit facility	$19,529	$0	$0

* The above were designated as at fair value throgh profit and loss upon initial recognition

FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of cash equivalents, restricted cash, advances and receivables and accounts payable and accrued liabilities approximate their carrying values due to the short-term to maturity of these financial instruments.

The fair value hierarchy of financial instruments measured at fair value on the balance sheet is as follows:

As at	September 30, 2011	December 31, 2010	January 1, 2010
	Level 1	Level 1	Level 1
Cash equivalents	$13,045	$88,700	$60,000
Investments in public companies	$1,460	$1,479	$245
Restricted cash	$5,463	$5,418	$4,766
Revolving facility	$19,529	$0	$0

	Level 2	Level 2	Level 2
Warrant investments note 8	$664	$535	$247

The Company does not have any financial instruments measured using Level 3 inputs.

17.       RELATED PARTY TRANSACTIONS

In the second quarter of 2011 (refer to note 9), the Company paid $500 to RT Minerals, a related party by virtue of certain officers of the Company being directors of RT Minerals. There were no other related party transactions during the nine months ended September 30, 2011. There were no related party transactions during the nine months ended September 30, 2010.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

18.       FIRST TIME ADOPTION OF IFRS

The accounting policies in note 3 have been applied in preparing the interim condensed consolidated financial statements for the three and nine months periods ended September 30, 2011 and the comparatives for same respective periods in 2010, the consolidated financial statements for the year ended December 31, 2010 and the opening IFRS consolidated statement of financial position at January 1, 2010 (the “transition date”).

In preparing the IFRS consolidated statement of financial position at January 1, 2010, the Company has adjusted amounts reported previously in the consolidated financial statements that were prepared in accordance with GAAP.

An explanation of how the transition from GAAP to IFRS has affected the Company’s consolidated financial position at January 1, 2010 is set out in the following tables.

IFRS 1, First-time Adoption of International Financial Reporting Standards sets forth guidance for the initial adoption of IFRS. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected the following IFRS 1 exemptions:

a)        Share-based payment transaction

IFRS 1 encourages, but does not require, first time adopters to apply IFRS 2, Share-Based Payments, to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the date of transition. The Company has elected to apply IFRS 2 only to equity instruments granted after November 7, 2002 which had not vested as of the transition date.

b)        Decommissioning liabilities (environmental rehabilitation)

IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, requires re-measurement of the environmental rehabilitation provision at each period end to reflect changes due to changes in various assumptions. The Company elected using IFRS 1 exemption which allows to not retrospectively adjust the environmental rehabilitation provision and related assets; the environmental rehabilitation provision was accounted for in accordance with IFRIC 1 as at the transition date and thereafter.

IFRS employ a conceptual framework that is similar to GAAP. However, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s reported financial position and results of operations.  In order to allow the users of the consolidated financial statements to better understand these changes, the Company’s GAAP opening consolidated statement of financial position at the date of transition, and December 31, 2010 and consolidated statement of comprehensive income (loss) for the three and nine months ended September 30, 2010 have been reconciled to IFRS, with the resulting differences explained.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

c)        Borrowing costs

IFRS 1 permits an entity to apply the transitional provision of IAS 23 — Borrowing Costs as an alternative to full retrospective application. Under these provisions, the Company may elect to only apply IAS 23 to qualifying assets for which the commencement date for capitalization is on or after the date of transition (or an elected earlier date).

The Company has elected to apply this exemption from its transition date of January 1, 2010, and as a result, will apply IAS 23 from this date onwards for projects with a commencement date of January 1, 2010 or later.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

RECONCILIATION OF SHAREHOLDERS’ EQUITY

(in thousands of dollars)

As at	September 30, 2010	December 31, 2010	January 1, 2010

Shareholders’ Equity under Canadian GAAP	$928,296	$934,327	$837,619
Reverse deferred tax assets and liabilities (v)
Tax impact on renounciation of flow through shares	14,397	14,397	9,090
Tax recovery on share issue costs	(4,031)	(4,052)	(2,695)
Tax liability on warrant expired	223	223	223
Tax asset on unrealized available-for-sale investments	—	138	0
Recognize flow through premium on deficit instead of share capital (iv)	(15,037)	(15,037)	(9,937)
Share-based payments (vii)	(1,051)	(674)	(436)
Translation of foreign operations (vi)	2,913	870	351
Deficit (i),(ii),(iii),(iv),(v) and (vii)	(45,174)	(45,053)	(47,263)
Total IFRS adjustments to shareholder’s equity	$(47,760)	$(49,188)	$(50,667)
Shareholder’s equity under IFRS	$880,536	$885,139	$786,952

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

RECONCILIATION OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in thousands of dollars)

	GAAP as previously	Effect of transition
As at January 1, 2010	reported	to IFRS	IFRS

Assets
Current
Cash and cash equivalents	$132,920	$0	$132,920
Advances and receivables	3,810	—	3,810
	136,730	—	136,730
Non current
Available for sale financial assets and warrant investments	492	—	492
Investments in associates (i)	653	—	653
Restricted cash	4,766	—	4,766
Mining interests (ii), (iii), (v), (vi) and (vii)	877,916	(197,930)	679,986
	$1,020,557	(197,930)	$822,627
Liabilities
Current
Accounts payable and accrued liabilities (v)	$19,352	$342	$19,694
Current portion of finance lease obligations	3,119	—	3,119
Deferred premium on flow throughshares (iv)	—	2,396	2,396
	22,471	2,738	25,209
Non-current liabilities
Finance lease obligations	5,764	—	5,764
Environmental rehabilitation provision (ii)	1,728	1,655	3,383
Deferred income tax liabilities (v)	152,975	(151,656)	1,319
	160,467	(150,001)	10,466
Shareholders’ Equity
Share capital (iv) and (v)	827,795	(3,542)	824,253
Reserves (v), (vi) and (vii)	25,966	138	26,104
Deficit (i),(ii),(iii),(iv), (v) and (vii)	(16,142)	(47,263)	(63,405)
	837,619	(50,667)	786,952
	$1,020,557	$(197,930)	$822,627

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

RECONCILIATION OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in thousands of dollars)

	GAAP as previously	Effect of transition
As at December 31, 2010	reported	to IFRS	IFRS

Assets
Current
Cash and cash equivalents	$92,232	$0	$92,232
Advances and receivables	5,618	—	5,618
	97,850	—	97,850
Non current
Available for sale financial assets and warrant investments	2,014	—	2,014
Investments in associates (i)	10,748	(1,381)	9,367
Restricted cash	5,418	—	5,418
Mining interests (ii), (iii), (v), (vi) and (vii)	1,008,288	(190,431)	817,857
	$1,124,318	$(191,812)	$932,506
Liabilities
Current
Accounts payable and accrued liabilities (v)	$23,423	$522	$23,945
Current portion of finance lease obligations	6,159	—	6,159
Deferred premium on flow through shares (iv)	—	1,976	1,976
	29,582	2,498	32,080
Non-current liabilities
Finance lease obligations	10,454	—	10,454
Environmental rehabilitation provision (ii)	1,858	1,369	3,227
Deferred income tax liabilities (v)	148,097	(146,491)	1,606
	160,409	(145,122)	15,287
Shareholders’ Equity
Share capital (iv) and (v)	940,556	(4,690)	935,866
Reserves (v), (vi) and (vii)	18,675	555	19,230
Deficit (i),(ii),(iii),(iv),(v) and (vii)	(24,904)	(45,053)	(69,957)
	934,327	(49,188)	885,139
	$1,124,318	$(191,812)	$932,506

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

RECONCILIATION OF THE CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

	GAAP as
	previously	Effect of
For the three months ended September 30, 2010	reported*	transition to IFRS	IFRS

Revenue	$0	$0	$0
Production costs	—	—	—
Depletion and depreciation	—	—	—
Earnings from mine operations	—	—	—

Expenses
General and administrative (ii) and (vii)	(3,308)	735	(2,573)
Exploration expenses (iii)	(172)	(1,759)	(1,931)
(Loss) gain on sale of mining interests (iii)	(328)	597	269
Share of loss of investments in associates (i)	(63)	(337)	(400)
Loss from operations	(3,871)	(764)	(4,635)
Finance income (iv)	1,538	1,016	2,554
Finance expense (ii)	(60)	23	(37)
Net finance income	1,478	1,038	2,517
Loss before taxes	(2,392)	274	(2,118)
Deferred tax recovery (provision) (v)	114	(134)	(20)
Net loss	$(2,278)	$140	$(2,138)
Other comprehensive income (loss):

Exchange differences on translating foreign operations (vi)	—	(497)	(497)
Unrealized loss on available-for-sale investments	205	—	205
Comprehensive loss (income)	$(2,073)	$(357)	$(2,430)
Loss per share
Basic	$(0.01)		$(0.01)
Diluted	$(0.01)		$(0.01)

Weighted average number of common shares outstanding (in 000’s)
Basic	356,378		356,378
Diluted	356,378		356,378

*Certain amounts have been reclassified to comply to the presentation for the three months ended September 30, 2011

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

RECONCILIATION OF THE CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	GAAP as
	previously	Effect of
For the nine months ended September 30, 2010	reported*	transition to IFRS	IFRS

Revenue	$0	$0	$0
Production costs	—	—	—
Depletion and depreciation	—	—	—
Earnings from mine operations	—	—	—

Expenses
General and administrative (ii) and (vii)	(8,901)	1,025	(7,876)
Exploration expenses (iii)	(669)	(4,426)	(5,095)
(Loss) gain on sale of mining interests (iii)	(799)	5,123	4,324
Share of loss of investments in associates (i)	(131)	(569)	(700)
Loss from operations	(10,500)	1,153	(9,347)
Finance income (iv)	1,912	2,561	4,473
Finance expense (ii)	(286)	64	(222)
Net finance income	1,626	2,625	4,251
Loss before taxes	(8,874)	3,778	(5,096)
Deferred tax recovery (provision) (v)	1,525	(1,689)	(164)
Net loss	$(7,349)	$2,089	$(5,260)
Other comprehensive income (loss):

Exchange differences on translating foreign operations (vi)	—	2,562	2,562
Unrealized loss on available-for-sale investments	188	—	188
Comprehensive loss (income)	$(7,161)	$4,651	$(2,510)
Loss per share
Basic	$(0.02)		$(0.01)
Diluted	$(0.02)		$(0.01)

Weighted average number of common shares outstanding (in 000’s)
Basic	350,830		350,830
Diluted	350,830		350,830

*Certain amounts have been reclassified to comply to the presentation for the nine months ended September 30, 2011

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

RECONCILIATION OF THE CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

	GAAP as
	previously	Effect of
For the year ended December 31, 2010	reported*	transition to IFRS	IFRS

Revenue	$0	$0	$0
Production costs	—	—	—
Depletion and depreciation	—	—	—
Earnings from mine operations	—	—	—

Expenses
General and administrative (ii) and (vii)	(10,714)	391	(10,323)
Exploration expenses (iii)	(2,939)	(6,643)	(9,582)
Gain on sale of mining interests (iii)	2,201	5,463	7,664
Share of loss of investments in associates (i)	(257)	(991)	(1,248)
Loss from operations	(11,709)	(1,780)	(13,489)
Finance income (iv)	2,200	5,521	7,721
Finance expense (ii)	(389)	(84)	(473)
Net finance income	1,811	5,437	7,248
Loss before taxes	(9,898)	3,657	(6,241)
Deferred tax recovery (provision) (v)	1,159	(1,446)	(287)
Net loss	$(8,739)	$2,211	$(6,528)
Other comprehensive income (loss):

Exchange differences on translating foreign operations (vi)	—	519	519
Unrealized gain on available-for-sale investments	929	137	1,066
Comprehensive loss (income)	$(7,810)	$2,867	$(4,943)
Loss per share
Basic	$(0.02)		$(0.02)
Diluted	$(0.02)		$(0.02)

Weighted average number of common shares outstanding (in 000’s)
Basic	357,506		357,506
Diluted	357,506		357,506

*Certain amounts have been reclassified to comply to the presentation for the year ended December 31, 2011

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

RECONCILIATION OF THE CONSOLIDATED STATEMENT OF CASH FLOWS

The impact on the consolidated statements of cash flows for the three and nine months ended September 30, 2010 and year ended December 31, 2010, is an increase of cash flows used in operating activities by $1,759, $4,439, and $1,180, respectively, and a corresponding decrease on cash flows used in investing activities of the same amounts. The change is due to the Company’s policy under IFRS for mining interests (refer to (iii) below) being different than under Previous Canadian GAAP.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

(i)                                    Investments in Associates

The difference between IFRS and Previous Canadian GAAP balances is due to the Company aligning the accounting policies of its associates to its IFRS accounting policies:

The impact arising from the change at December 31, September 30, and January 1, 2010 is summarized below:

As at	December 31, 2010	September 30, 2010	January 1, 2010

Consolidated Statements of Financial Position
Decrease in investments in associates	$(1,381)	$(729)	$0
Increase in deficit	$(1,381)	$(729)	$0

The impact arising from the change for the three and nine months ended September 30, 2010 and year ended December 31, 2010, respectively, is an increase of the share of loss of investment in associates of $338, $569 and $991.

(ii)                                Environmental Rehabilitation

Under IFRS

IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, requires re-measurement of the environmental rehabilitation provision at each period end to reflect changes due to changes in various assumptions, including the discount rate which reflects current market assessment of the time value of money and risk specific to the liability. As a result, the environmental rehabilitation provision has been remeasured using the risk free interest rate at the transition date and December 31, 2010 respectively and an adjustment has been recorded to the corresponding asset.

Unwinding of the discount of the environmental rehabilitation provision (accretion of asset retirement obligations under Previous Canadian GAAP) is part of finance expenses.

Under Previous Canadian GAAP

The environmental rehabilitation provision requires the use of a credit adjusted risk free rate for upward adjustments and the original credit adjusted risk free rate for downward revisions. Accretion of asset retirement obligations is part of operating expenses.

The impact arising from the change at December 31, September 30 and January 1, 2010 is summarized below:

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

As at	December 31, 2010	September 30, 2010	January 1, 2010

Consolidated Statements of Financial Position
Increase in mining interests	$1,342	$1,688	$1,534
Increase in environmental rehabilitation provision	(1,369)	(1,565)	(1,655)
Increase in deficit	$(27)	$123	$(121)

The impact arising from the change for the three and nine months ended September 30, 2010, respectively, is the reclass of the unwinding of the discount of the environmental rehabilitation provision (asset retirement obligations under Previous Canadian GAAP) of $43 and $129, respectively, to finance cost and the reduction of these amounts to $20 and $65, respectively (decrease of $23 and $64, respectively); the impact for the year ended December 31, 2010, is the reclass of the unwinding of the discount of the environmental rehabilitation provision of $179 to finance cost and the reduction of this amount to $84 (decrease of $96).

(iii)                            Mining Assets

The Company’s policy under IFRS is as follows:

Acquisition costs of exploration properties are capitalized. Mineral exploration costs are charged to operations in the year in which they are incurred (“green field exploration”), unless any of the conditions listed as (a) and (b) are present in any of the mineral properties, in which case the costs of further exploration and development to further delineate the ore body on the property are capitalized:

a.               The Company establishes 43-101 compliance resources and/or reserves in a property; and/or

b.              The Board of Directors of the Company approves the start of an advanced exploration program on a property, which requires surface or/and underground work (such as an open pit or underground drifts, shafts and other works, other than exploration drilling and analysis).

The Company’s policy under Previous Canadian GAAP for mineral properties was as follows:

The Company considers its exploration and evaluation costs to have the characteristics of property, plant and equipment. As such, the Company defers all exploration and evaluation costs, including acquisition costs, field exploration and field supervisory costs relating to specific properties, until those properties are brought into production, at which time, they will be amortized on a unit-of-production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time, an appropriate charge will be made. Costs incurred for general exploration, including expenditures of a general reconnaissance nature, that are not project specific or do not result in the acquisition of resource properties are charged to operations.

The impact arising from the change at December 31, September 30 and January 1, 2010 is summarized below:

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

As at	December 31, 2010	September 30, 2010	January 1, 2010

Consolidated Statements of Financial Position

Decrease in mining interests	$(34,341)	$(32,706)	$(33,552)
Increase in deficit	$(34,341)	$(32,706)	$(33,552)

The impact arising from the change for the three and nine months ended September 30, 2010 and year ended December 31, 2010, respectively, is an increase in exploration expenses of $1,759, $4,426 and 6,643 respectively and increase of gain on sale off of mining interests of $597, $5,123 and $5,463 respectively.

(iv)                               Deferred flow through premium

Under IFRS

IFRS requires that excess to market value upon issuance of flow through common shares be recorded in other income (deferred liability for flow through raised funds at time of issuance of flow through common shares and charged to income as the necessary expenditures to be renounced under flow through common shares agreement are spent).

Under Previous Canadian GAAP

Flow through raised funds are recorded to share capital.

The impact arising from the change at December 31, September 30 and January 1, 2010 is summarized below:

As at	December 31, 2010	September 30, 2010	January 1, 2010

Consolidated Statements of Financial Position
Recognize deferred flow through premium	$(1,976)	$(4,935)	$(2,396)
Decrease in share capital	15,037	15,037	9,937
Decrease in deficit	$13,061	$10,102	$7,541

The impact arising from the change for the three and nine months ended September 30, 2010 and year ended December 31, 2010, respectively, is an increase in finance income of $1,017, $2,561 and $5,521.

(v)                                   Deferred income tax liabilities

In accordance with IFRS, the Company has not recognized a future tax asset or liability on initial recognition of an asset or liability that affects neither accounting nor taxable profit and loss; under Previous Canadian GAAP, the Company recognized future income tax liabilities on asset acquisition which would not be business combinations under IFRS or Previous Canadian GAAP. Additionally, under Previous Canadian GAAP the Company issued flow through shares and the impact of the tax benefit was recorded as a reduction of share

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

capital on renounciation. As a result of the changes, under IFRS the Company is in a future tax asset position which is not recognized as the realization of those assets is not considered probable at December 31, September 30 and January 1, 2010.

The Company had not recognized Ontario Mining Tax payable under Previous Canadian GAAP, since Previous Canadian GAAP requires the tax basis to be the highest basis available to the Company, no matter how the Company expects to realize the tax assets. IFRS requires the tax basis to be the one the Company expects to realize the value of the assets; the Company’s intention was to realize the value through use rather than sale; as such the Company recorded $1,606, $1,535 and $1,319 of Ontario Mining Tax payable, respectively at December 31, September 30 and January 1, 2010. The impact arising from the change for the three and nine months ended September 30, 2010 and year ended December 31, 2010, respectively, is an increase in the tax provision of $72, $216 and $287.

The impact arising from these changes at December 31, September 30 and January 1, 2010 is summarized below:

As at	December 31, 2010	September 30, 2010	January 1, 2010

Consolidated Statements of Financial Position
Reduction in deferred tax liabilities	$146,491	$145,609	$151,656
Reduction in mining interests	(158,143)	(157,269)	(166,209)
Increase in share capital	(10,346)	(10,366)	(6,395)
Increase in accruals	(522)	(522)	(342)
Increase in reserves	(360)	(223)	(223)
Increase in deficit	$(22,880)	$(22,771)	$(21,513)

The impact arising from the change, other than the difference on treatment of Ontario Mining Tax payable, for the three and nine months ended September 30, 2010 and year ended December 31, 2010, respectively, is a decrease in deferred income tax recovery of $134, $1,689 and $1,446.

(vi)                               Reserves

IFRS reserves at September 30, December 31 and January 1, 2010, differ from Previous Canadian GAAP due to impact of changes in deferred tax liabilities (refer to (v) above) and impact of differences between IFRS and Previous Canadian GAAP on foreign currency translation as discussed below:

Under IFRS

The functional currency for each entity consolidated with the Company is determined by the currency of the primary economic environment in which it operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional and reporting currency.

Subsidiary financial statements expressed in their corresponding functional currencies are translated into the Company’s functional currency by applying the exchange rate at period-end for assets and liabilities and the average exchange rate for income statement items. Exchange differences arising, are recognized in other comprehensive income (as cumulative translation adjustment).  On the disposal of a foreign operation the accumulated exchange differences in respect of that operation are reclassified to profit or loss.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDING SEPTEMBER 30, 2011 AND 2010

(in thousands of Canadian dollars, except as the per share and per ounce amounts, unaudited)

The functional (and reporting) currency of the Company and its Canadian subsidiaries is the Canadian dollar; the functional currency of the Company’s Mexican subsidiary is the Mexican peso.

Under Previous Canadian GAAP

The Company’s Mexican subsidiary is an integrated foreign operation and is translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate at in effect at the balance sheet date and non-monetary items are translated at the historical exchange rate. Income and expenses items are translated at rates approximating those in effect at the time of the transaction. Translation gains and losses are reflected in the earnings (loss) for the year.

The impact arising from the change at December 31, September 30 and January 1, 2010 is summarized below:

As at	December 31, 2010	September 30, 2010	January 1, 2010

Consolidated Statements of Financial Position
Increase in mining interests	870	2,913	$351
Increase in reserves	(870)	(2,913)	$(351)

(vii)                           Share-based payments

Under IFRS

Share-based payments expenditures to be revalued every period end to reflect estimated forfeiture rate.

Under Previous Canadian GAAP

Forfeiture impact is recognized as the options are forfeited.

The impact arising from the change at December 31, September 30 and January 1, 2010 is summarized below:

As at	December 31, 2010	September 30, 2010	January 1, 2010

Consolidated Statements of Financial Position
Decrease in mining interests	(159)	(243)	$(53)
Decrease in reserves	674	1,051	$436
Decrease in deficit	$515	$808	$383

The impact arising from the change for the three and nine months ended September 30, 2010 and December 31, 2010, respectively is a decrease in general and administrative expenses of $260, $409 and $132.